Exhibit 3.1

STATE OF DELAWARE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF BOB EVANS FARMS, INC.

A STOCK CORPORATION

FIRST:    The name of the corporation is Bob Evans Farms, Inc.

SECOND:    The address of its registered office in the State of Delaware is 3411 Silverside Rd., Tatnall Bldg. Ste. 104, Wilmington, DE 19810, County of New Castle. The name of its registered agent at such address is: Corporate Creations Network Inc.

THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:    The total number of shares of stock that the Corporation is authorized to issue is 1,000 shares, par value $0.01 per share.

FIFTH:    No director or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.